SEC Mail Processing Section
MAR 01 2010
Washington, DC
110

SECURITIES AND EXCHANGE COMMISSION



10035744

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- ~~43369~~ 49466

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CIT CAPITAL SECURITIES LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

505 FIFTH AVENUE
(No. and Street)

NEW YORK (City) NY (State) 10017 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PRICEWATERHOUSECOOPERS LLP
(Name – *if individual, state last, first, middle name*)

300 MADISON AVENUE (Address) NEW YORK (City) NY (State) 10017 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, PETER JUSTINI, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CIT CAPITAL SECURITIES LLC, as of DECEMBER 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

DIRECTOR, CFO

Title



NOTARY PUBLIC
STATE OF NEW JERSEY
CATHERINE A. JULIANO
MY COMMISSION EXPIRES 04/13/2011

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CIT Capital Securities LLC

(A wholly-owned subsidiary of CIT Capital USA Inc.,
whose ultimate parent is CIT Group Inc.)

Financial Statements and Supplemental Information Pursuant to Rule 17a-5 under the Securities Exchange Act of 1934

December 31, 2009

CIT Capital Securities LLC
(A wholly owned subsidiary of CIT Capital USA Inc.)
Index
December 31, 2009

Page(s)

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
300 Madison Avenue
New York NY 10017
Telephone (646) 471-3000
pwc.com

Report of Independent Auditors

To the Board of Directors
CIT Capital Securities LLC

In our opinion, the accompanying statement of financial condition and the related statements of operations, changes in member's capital, and of cash flows present fairly, in all material respects, the financial position of CIT Capital Securities LLC (the "Company") at December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

The Company is a wholly-owned subsidiary of CIT Capital USA Inc., whose ultimate parent is CIT Group Inc. As disclosed in Note 4 of the financial statements, the Company has extensive transactions with certain affiliated companies. The financial position and results of operations of the Company is not indicative of that which would have been had the Company operated independently.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule on pages 11 and 12 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and in our opinion, is fairly stated in all material respect in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

New York, New York
February 26, 2010

CIT Capital Securities LLC

(A wholly owned subsidiary of CIT Capital USA Inc.)

Statement of Financial Condition

December 31, 2009

Assets	
Cash	$15,335,363
Accounts receivable	115,699
Prepaid expenses	38,095
Furniture & office equipment (net of accumulated depreciation of $52,048)	52,974
Total assets	$15,542,131
Liabilities and Member's Capital	
Accrued liabilities	$ 69,000
Due to affiliates (Note 4)	8,039,897
Total Liabilities	$ 8,108,897
Member's capital	$ 7,433,234
Total liabilities and member's capital	$15,542,131

The accompanying notes are an integral part of these financial statements.

CIT Capital Securities LLC
(A wholly owned subsidiary of CIT Capital USA Inc.)
Statement of Operations
Year Ended December 31, 2009

Revenues	
Private placement and advisory fees (Note 4)	$ 4,827,511
Interest income	20,317
	$ 4,847,828
Expenses	
Operating and administrative expenses (Note 4)	6,911,700
Employee compensation and benefits (Note 4)	22,538,006
Regulatory expenses	114,879
	29,564,585
Net loss before income taxes	(24,716,757)
Income tax benefit (Note 5)	6,091,742
Net loss	$(18,625,015)

The accompanying notes are an integral part of these financial statements.

CIT Capital Securities LLC
(A wholly owned subsidiary of CIT Capital USA Inc.)
Statement of Changes in Member's Capital
Year Ended December 31, 2009

Balance, December 31, 2008	$ 6,058,249
Net loss	(18,625,015)
Distributions	-
Capital contributions	20,000,000
Balance, December 31, 2009	$ 7,433,234

The accompanying notes are an integral part of these financial statements.

CIT Capital Securities LLC
(A wholly owned subsidiary of CIT Capital USA Inc.)
Statement of Cash Flows
Year Ended December 31, 2009

Cash flows from operating activities	
Net loss	$ (18,625,015)
Adjustments to reconcile net income to net cash provided by operating activities	
Depreciation	26,044
Decrease in due to affiliates	(7,444,976)
Decrease in accounts receivable	217,195
Decrease in prepaid expenses	16,905
Decrease in accounts payable and accrued expenses	(11,000)
Cash flows used in operating activities	(25,820,847)
Cash flows from investing activities	
Additions to furniture and office equipment	(1,663)
Cash flows used in investing activities	(1,663)
Cash flows from financing activities	
Capital contributions	20,000,000
Cash flows provided by financing activities	20,000,000
Decrease in cash for the year	(5,822,510)
Cash at	
Beginning of year	21,157,873
End of Year	$ 15,335,363

The accompanying notes are an integral part of these financial statements.

1. Organization and Business

CIT Capital Securities LLC (the "Company") is a wholly-owned subsidiary of CIT Capital USA Inc. (formerly named Newcourt Capital USA, Inc., "Parent"), whose ultimate parent is CIT Group Inc. ("CIT"), collectively "Affiliates". The Company was formerly named Newcourt Capital Securities, Inc.

The Company is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company arranges the private placement of debt securities by third-party issuers and acts as an agent in the distribution of these securities on behalf of its affiliates. Private placements are usually conducted on an agency basis. The Company is also engaged in investment advisory services. The Company is exempt from the SEC's rule 15c3-3 pursuant to paragraph (k)(2)(i) of the Rule.

2. Significant Accounting Policies

Basis of Presentation

The Company's financial statements have been prepared in accordance with accounting principles generally accepted in the United States.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the year. Actual results could differ from those estimates.

Cash

The Company maintains its cash in one bank account. The total cash balance is insured by the FDIC up to $250,000. The Company's cash balance as of December 31, 2009 exceeds the balance insured by the FDIC in the amount of $15,085,363. The Company does not believe it is subject to any significant credit risk with respect to its cash.

Private Placement and Advisory Fees

Fees are recognized when private placements and advisory services are completed.

Interest Income

Interest income includes interest earned on cash in bank.

Income Taxes

The Company is a single member limited liability company and as such is treated as a disregarded entity for tax purposes. However, the company's income and expense items are included in the consolidated or combined federal and state income tax returns filed by CIT. As prescribed by an intercompany tax sharing agreement and consistent with SFAS 109, "Accounting for Income Taxes" (ASC 740-10/SFAS 109), income taxes are calculated as if the Company files on a separate return basis and the amount of current tax liability or benefit calculated is either remitted to or received from CIT. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred

tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized.

The Company adopted FASB guidance which addresses the recognition and measurement of tax positions taken or expected to be taken and guidance on derecognition, and classification, of interest and penalties as of January 1, 2007. A tax position is recognized as a benefit only if it is "more likely than not" that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The Company recognizes accrued interest and penalties related to unrecognized tax benefits within its income tax expense.

3. Net Capital Requirements

As a registered broker-dealer and member of FINRA, the Company is subject to the Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires the ratio of aggregate indebtedness to net capital, both as defined, should not exceed 15 to 1. As of December 31, 2009, the Company had net capital of $7,226,466 which was $6,685,873 in excess of its required capital of $540,593. The Company's ratio of aggregate indebtedness to net capital at December 31, 2009 was 1.12 to 1.

4. Related Party Transactions

Under the cost sharing agreement with the Parent, the Company is obligated to pay a yearly fee to the Parent representing the expenses incurred for the provision of facilities, goods and services to the Company. This fee is determined by management of the Parent and allocated based on estimates of the value of the services provided. During the year ended December 31, 2009, the Company incurred $2,962,092 in expenses related to this agreement. These expenses are included as part of operating and administrative expenses.

Commissions are recognized based on a percentage of advisory and private placement fees determined by the Parent. Commissions are disclosed as part of employee compensation and benefits.

At December 31, 2009, the amount due to affiliates was $8,039,897.

During the year ended December 31, 2009, the Company received $4,827,511 in advisory fees and private placement fees in conjunction with private placement offerings on behalf of its affiliates.

The financial position of the Company and its results of operations could have differed had the Company been a stand-alone entity.

5. Income Taxes

The Federal current tax benefit for the year was $6,186,038. The deferred federal benefit was $50,774. The deferred state tax expense was $145,070. The Company has taken benefit for current year losses to the extent of taxable income in prior periods. A valuation allowance has been recorded against the remaining federal deferred tax asset and against the state deferred tax asset of $2,445,197 and $2,121,450 respectively. Due to recent cumulative losses, the Company

has concluded that it is not more likely than not that it will have sufficient taxable income in future years to realize these assets. The Company has no other deferred tax assets or liabilities.

The Company has no unrecognized tax liabilities and consequently has not accrued interest and penalties related to such liabilities. The Company does not expect its unrecognized tax benefit balance to change significantly in the next 12 months.

The Company's effective tax rate differs from the federal statutory rate of 35% primarily because of the valuation allowance position and the benefit from the carryback of the federal net operating losses.

6. Fair Value of Financial Instruments

Statement of Financial Accounting Standards No. 107, "Disclosure about Fair Value of Financial Instruments" (ASC 825-10/SFAS 107), requires disclosure of fair value information about financial instruments, for which it is practical to estimate that value. Management believes that the carrying amounts reported on the Statement of Financial Condition for amounts due to affiliates approximate their fair value, given the short-term nature of these instruments.

7. Reorganization of Ultimate Parent

Negative economic conditions and CIT Group Inc's (The Parent) performance have materially and adversely affected CIT's liquidity position and operating results. The Parent has reported net losses since the second quarter of 2007 due to deteriorating economic conditions and credit quality issues within CIT's portfolio that have caused management of the Parent to record provisions for credit losses, other than temporary impairment charges, restructuring charges, greater interest charges on debt, and losses associated with asset sales at depressed prices. In addition to these adverse effects on the Parent's operations, the Parent's liquidity and funding strategy have been materially adversely affected by the on-going stress in the financial markets, and downgrades in the Parent's credit ratings.

As part of its overall plan to transition to a bank-centric business model, the Parent (i) applied to participate in the Federal Deposit Insurance Corporations' ("FDIC")'s Temporary Liquidity Guarantee Program ("TLGP"), which would have enabled the Parent to issue government guaranteed debt, and (ii) applied for exemptions under Section 23A of the Federal Reserve Act ("Section 23A") to transfer a significant portion of its U.S. assets to CIT Bank, which would have enabled the Parent to generate liquidity by leveraging the deposit-taking capabilities of CIT Bank. In April 2009 the Federal Reserve granted the Parent a partial Section 23A waiver to transfer $5.7 billion of government- guaranteed student loans to CIT Bank. In connection with this transaction, CIT Bank assumed $3.5 billion in debt and paid $1.6 billion in cash to the Parent. On July 15, 2009, the Parent was advised by its bank regulators that there was no appreciable likelihood of additional government support being provided in the near term, through either participation in the FDIC's TLGP or further approvals of asset transfers under its pending Section 23A transfer requests. Following the announcement of these developments, the Parent experienced higher draws on financing commitments which accelerated the degradation of the Parent's liquidity position.

Accordingly, the Parent and its Board of Directors, in consultation with its advisors, developed and continue to enhance and execute an overall business restructuring strategy, which has the following objectives:

Financial Strength

- Targeting a capital structure with significantly less leverage and establishing capital ratios well in excess of regulatory standards;
- Achieving sufficient liquidity and restructuring the Parent's debt maturity schedule to reduce reliance on the capital markets; and
- Positioning the Parent for a return to profitability and investment grade ratings.

Business Model

- Optimizing the Parent's portfolio of businesses and organizational structure, which will include identifying businesses or portfolios to be liquidated or sold over time;
- Identifying the core businesses that, subject to regulatory approvals, would operate in CIT Bank, including certain core small and middle market financing businesses; and
- Aligning the funding model to reflect the changes in the Parent's business model and diversifying CIT Bank's funding to include commercial deposits, retail deposits, asset-backed financings and a reduced proportion of brokered deposits.

By successfully implementing its business restructuring strategy, the Parent expects to transition to a smaller company focused on serving small - and mid-sized commercial businesses. The Parent's goals are:

- Create a sustainable and profitable business model by reducing balance sheet exposure through completion of targeted asset sales and net portfolio run-off;
- Reduce its leverage and carry a manageable interest burden going forward;
- Position itself to execute a transition to a bank-centric business model by seeking to obtain regulatory support for its business restructuring strategy and emerging from the restructuring with its bank holding company status as a source of strength for the Parent, including CIT Bank; and
- Return to the capital markets by achieving investment grade ratings

Ultimately, the Parent established and embarked upon a 3-phase restructuring plan as summarized below.

- Phase 1 - address the liquidity challenges that the Parent faced in July 2009 which resulted in a \$3 billion secured credit facility and subsequent \$4.5 billion expansion facility in October from certain debt holders. This phase is complete;
- Phase 2 - recapitalize the balance sheet to enhance capital and improve liquidity through an in court filing backed by a pre-packaged plan of reorganization. This phase is complete;
- Phase 3- execute a business restructuring plan to maximize the value of existing assets for investors and optimize the Parent's business model for continued value creation. The Parent is in the midst of executing this phase.

On November 1, 2009, the Parent and CIT Group Funding of Delaware LLC (together the "Debtors") filed voluntary petitions for relief under the Bankruptcy Code in the United States Bankruptcy Court for the Southern District of New York (the "Bankruptcy Court"). The Parent's operating subsidiaries were not part of this filing.

On December 8, 2009 CIT Group Inc. announced that its prepackaged plan of reorganization ("the Plan") was confirmed by the United States Bankruptcy Court for the Southern District of New York ("the Court").On December 10, 2009 CIT Group Inc. confirmed that it has emerged from bankruptcy having satisfied all of the conditions required to consummate the prepackaged Plan of Reorganization (the "Plan").

The restructuring strategy and related measures described above are intended to restore the Parent's access to liquidity and competitively priced funding to support its long-term business model. The measures remaining to be completed in Phase 3 are subject to a number of uncertainties, however, and there can be no assurance that they will be successfully completed. If completed these measures may not achieve their anticipated benefits.

8. Subsequent Events

The Company has evaluated events that have occurred since December 31, 2009 and through February 26, 2010, and it has determined that there are no events that have occurred that would require recognition or additional disclosures to prevent them from being misleading.

CIT Capital Securities LLC
(A wholly owned subsidiary of CIT Capital USA Inc.)
Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2009

Net Capital	
Total member's capital	$ 7,433,234
Deductions and/or charges	
Nonallowable assets	
Accounts receivable	115,699
Prepaid expenses	38,095
Furniture & office equipment (net of accumulated depreciation of $52,048)	52,974
Total deductions	206,768
Net capital	$ 7,226,466
Aggregate Indebtedness	
Total liabilities	$ 8,108,897
Computation of Basic Net Capital Requirement	
Minimum net capital required (based on 6-2/3% of aggregate indebtedness)	$ 540,593
Minimum dollar net capital requirement	$ 5,000
Net capital requirement	$ 540,593
Net capital in excess of requirement	$ 6,685,873
Ratio of aggregate indebtedness to net capital	1.12

There were no material differences between the Company's net capital as computed above and the net capital reported by the Company in its Part IIA (unaudited) FOCUS report as of December 31, 2009 filed on February 26, 2010.

CIT Capital Securities LLC
(A wholly owned subsidiary of CIT Capital USA Inc.)
Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2009

The Company is exempt from the provisions of Rule 15c3-3 under The Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(i) of the Rule.

Report of Independent Auditors on Internal Control Required by SEC Rule 17a-5

The Board of Directors
CIT Capital Securities LLC

In planning and performing our audit of the financial statements and supplemental schedules of CIT Capital Securities LLC (the "Company") as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in making the following:

1. The periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and
2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3;

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has

responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first, second, and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2009 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

New York, New York
February 26, 2010